September 12, 2013

By EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	IDEXX Laboratories, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 19, 2013

File No. 000-19271

Dear Mr. Rosenberg:

This letter relates to the letter dated September 9, 2013 (the “Letter”) to IDEXX Laboratories, Inc. (the “Company”) from Jim B. Rosenberg, Senior Assistant Chief Accountant, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission.

In the letter, Mr. Rosenberg requests that the Company submit to the Staff a response to the comments contained in the Letter within 10 business days or an indication from the Company as to when it intends to provide the Staff with a response. The Company respectfully requests that the date by which the Company must respond to the Letter be extended to Monday, October 7, 2013.

If you require additional information or wish to discuss the timing of the Company’s response, please do not hesitate to contact me at 207-556-3825.

Very truly yours,

/s/ Willard Blanche Jr.

Chief Financial Officer

cc: James Peklenk, Staff Accountant

One IDEXX Drive, Westbrook ME 04092